YUKON-NEVADA GOLD CORP. REPORTS A RECORD
PROFIT OF $3.37 MILLION IN ITS FOURTH QUARTER

Vancouver, Canada –April 01, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) announced results for its fourth quarter of 2007 and its year end results. Financial results only reflect the activities of Queenstake Resources Ltd. since its acquisition in June 2007. All amounts in this news release are in US dollars, unless otherwise stated.

The Company reported:

  A gross margin from mining operations of $9.69 million for the fourth quarter.
  A gross margin from mining operations of $16.24 million for the year.
  Income from mine operations of $7.30 million for the fourth quarter after adjustments for depreciation, depletion and accretion.
  Income from mine operations of $9.43 million for the year after adjustments for depreciation, depletion and accretion.
  Earnings before taxes for the fourth quarter of 2007 were $3,373,000.
  A Loss before taxes for the year of $930,000.

The Company’s 2007 annual gold production rate from Jerritt Canyon met the forecasted rate of 120,000 ounces per annum with 59,100 ounces of gold produced from Jerritt Canyon ore in the six months of operation. Gold production is expected to be around 120,000 ounces in 2008 and increase in 2009 and as new projects come on stream. The Company also produced 38,098 ounces of gold from purchased ores for a total of 97,198 ounces of gold.

The gold ounces produced from Jerritt Canyon ore were sold at a weighted average price of $739 per ounce and produced at a cash cost of $416 per ounce.

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “We are pleased to see that the fourth quarter continued with an improved performance over the third quarter. The recently scheduled mill shutdown was to make sure that this kind of performance can continue without sacrificing anything in terms of safety or the environment. We expect to be back in production this week and to be operating within the requirements of NDEP order No. 2008-13. We will continue throughout this and every year to work diligently to improve both our safety and environmental performance with a resultant overall improvement in operations.”

Mr. Dickson further stated, “The exploration team matched the performance of the operations group in 2007 by greatly enhancing the Company’s reserves at Jerritt Canyon and by the preliminary delineation of several open pits at the Ketza River property.” (as previously reported on March 3rd 2008 and March 5th 2008.)

The Company engages in the forward sales of gold produced from ore purchased from third parties. This practice ensures that the Company achieves an acceptable profit margin on this activity. The Company is not hedged on any gold produced from its own Jerritt Canyon ore.

The Company’s excess cash is invested in short-term investments, all with a maturity date of less than 90 days from the date of purchase (these investments are classified as “cash” on the balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does not have asset-backed securities in its investment portfolio.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Associate Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.